July 31, 2009

Mr. Rufus Decker
Accounting Branch Chief

Mr. Jeffrey Gordon
Staff Accountant

Division of Corporation Finance
Mail Stop 4631
100 F Street, Northeast
Securities and Exchange Commission
Washington, D.C.  20549-9368

Dear Messrs. Decker and Gordon,

On behalf of Altair Nanotechnologies, Inc. and its consolidated subsidiaries (collectively, “Altair” or the “Company”), I am writing in response to your letter to Altair dated July 17, 2009 (your “Letter”).  For clarity, each of the responses is preceded by a bolded restatement of your request.

Form 10K for the Year Ended December 31, 2008

Item 1 – Business, page 1

1.
We note your risk factor entitled “We depend upon several sole-source third-party suppliers” on page 24 of the latest 10-Q report, but your form 10-K omits a discussion of raw materials.  In addition, the description of your business which is subject to renegotiation of profits or termination of contract at the election of the government appears limited.  Please expand your disclosure related to information contained in subparagraphs (c)(1)(iii) and (ix) of Item 101 of Regulation S-K, to the extent that such information is material to understanding your business.  Also, please consider adding appropriate risk factor disclosure related to these two matters in your future annual reports.

The Company will expand disclosures in the business section to include a discussion of its sources of raw materials and related issues in future annual reports and will continue to update and adapt risk factors related to supply issues as appropriate.

The government grants and contracts entered into by the Company are typically cost reimbursement contracts that include nominal or no profit.  As such, any renegotiation of profits would not present a risk or material event.

Disclosure will be added to the business discussion of future annual reports to address the potential termination of government grants and contracts.

A risk factor to address the termination of government contracts and grants at their election will also be added to future annual and quarterly report filings.

2.
We note that in your “Targets and Results for 2008” disclosure on page 16 of your definitive proxy, incorporated by reference in your annual report, you refer to “order backlog” as a component of the corporate financial targets to be achieved by the named executive officers.  To the extent material to understanding your business, please include in your business section disclosure required by Item 101(c)(1)(viii) of Regulation S-K.

Consistent with your comments, specific disclosure and discussion of the order backlog will, if material, be added to the business section in future annual report filings.

Competition, page 7

3.
We note that your competition disclosure on pages 7, 10, and 13 focuses on competing technologies and factors that differentiate your products.  In order to help investors better ascertain the risks imposed by your competitors, and in light of the recent shift in your business strategy of focusing mostly on the Energy and Power Group of products, please revise your disclosure here to better define (i) the competitive conditions in the markets in which you compete, (ii) to the extent possible, your competitive position, and (iii) the principal methods of competition, all in accordance with Item 101(c)(1)(x) of Regulation S-K.

We will disclose in our future annual filings the competitive conditions in the markets in which we compete, our competitive position to the extent possible, and the principal methods of competition based on our market focus at that point in time, consistent with Item 101(c)(1)(x) of Regulation S-K.

Other Nanomaterials Research, page 15

4.	It does not appear that you have filed as an exhibit the agreement with the EPA. Please explain, or otherwise file the agreement with your next periodic report.

Management did not file the above noted EPA CRADA agreement based on a materiality standard. The agreement involves less than a $50,000 payment to the EPA for them to perform certain laboratory tests in conjunction with joint studies being performed. The research is not directed toward advancing any of the company’s products or developing new products. It is a collaboration to better understand the safety and health hazards of working with nanoparticles in a manufacturing environment. It was included in the business discussion since it is a demonstration of the company’s commitment to producing products which are safe both for the consumer and for people involved with their manufacture.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Critical Accounting Policies and Estimates, page 37

5.	In the interest of providing readers with a better insight into management’s judgments in accounting for long-lived assets, please consider addressing the following in future filings:

•	Please provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes: and
•	Please disclose how the assumptions and methodologies used for valuing long-lived assets in the current year have changed since the prior year highlighting the impact of these changes.
Please show us in your supplemental response what the revisions will look like.

A new paragraph to incorporate the additional information described above will be added to the Long-Lived Assets accounting policy on a go forward basis and updated to reflect changes in events.  An example follows:

“As a result of management’s determination to focus on the Power and Energy segment of the business and reduce resources committed to Performance Materials and Life Sciences, the following reviews were performed regarding our patents and fixed assets to determine if this change in business circumstances indicated a potential impairment of the underlying assets:
▪
Our Chief Technology Officer, reviewed and confirmed that the capitalized patents of $________relating to processing titanium dioxide and pigment have not been impaired.  These patents are the underlying basis for production of our nano-structured lithium titanate spinel (“LTO”), which is utilized as the anode material in our battery products in the Power and Energy segment.

▪
Detailed review of the Performance Materials fixed assets of $________was performed with operations management to understand the purpose, use, and potential disposition of these fixed assets.  Based on this detailed review, it was determined that the assets which consist primarily of production assets such as mills, furnaces and laboratory equipment suited for general use in our business would be re-purposed to the Power and Energy segment to support the anticipated growth in  sales volume within the next year.

▪
Fixed assets held by our joint venture with Sherwin-Williams, AlSher Titania LLC of $___________, previously included in the Performance Materials segment, were also evaluated.  We are currently working with Sherwin-Williams and AlSher to identify and qualify an interested third party to purchase our interest in the AlSher joint venture.  AlSher is also actively seeking a partner or partners to participate in the next phase of their project to scale up to a 5,000 ton annual capacity pigment processing plant.  Based on information to date and preliminary indications of interest by third parties, it appears that the value of Altair’s interest in AlSher is expected to be recoverable and is sufficient to cover the cost of our interest in the AlSher fixed assets.

▪
Detailed review of the Life Sciences fixed assets of $________was performed with operations management to understand the purpose, use, and potential disposition of these fixed assets.  The assets relating to this segment are primarily building improvements that expand production and lab areas.  It was determined that these improvements do add to the value of the building and the space will be required for the expansion of  Power and Energy operations based on anticipated growth in sales volume within the next year.

Based upon this evaluation, which represents no change from the prior year in our approach to valuing long-lived assets, management determined that the change in business circumstances did not indicate an impairment of our long-lived assets.”

Liquidity and Capital Resources, page 35

6.
Please enhance your liquidity section in future filings to discuss the material changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows.  Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows.  Please refer to the SEC Interpretive Release No. 33-8350.  Please show us your supplemental response what the revisions will look like.

Please refer to response included under comment 10 below.

7.
In future filings, please provide a comprehensive discussion of your liquidity given your recurring losses and use of cash in operations and ensure you clearly disclose any known and anticipated trends, demands, commitments, events or uncertainties that are reasonable likely to materially increase or decrease your liquidity.  In addition, please expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including credit shortage, may affect other sources of liquidity.  Please show us in your supplemental response what the revisions will look like.

Please refer to response included under comment 10 below.

8.
You disclose on page 35 that you have a single note payable that does not contain any restrictive covenants with respect to the issuance of additional debt or equity securities.  It is unclear if you are subject to any material financial covenants related to your note payable.  In future filings, please disclose here or elsewhere in the filing the specific terms of any material financial covenants in our debt agreements.  Please also disclose the required ratios/amounts as well as the actual ratios/amounts of each reporting date for any material covenants.  This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts.  Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary.  See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

The referenced note payble has no financial covenants.  This has been clarified in the example Liquidity disclosure presented under comment 10 below.

9.
Your disclosures indicate a significant decrease of your available cash and short-term investments, which continued into the first quarter of 2009.  Please enhance your disclosures to discuss significant changes in your expected sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources.

Please refer to response included under comment 10 below.

10.
While you disclose that you expect to have adequate funds to support your operations “through the end of 2009”, you also disclose that you have financed your operations through issuance of equity and debt securities and that currently you have no commitments for future financings.  Further, as disclosed in your most recent quarterly report, revenue from product sales has been on the decline and that margins on your research and service contracts are low, or at times negative.

•
When there are significant changes in the sources and uses of cash, such as the decrease in cash flow from operations, please describe how you determined that the sources will continue to be sufficient to meet your needs.  Include in your discussion the material trends or uncertainties related to cash flow, capital resources, capital requirements or liquidity.  See Section IV of SEC Interpretive Release No. 33-8350.

•
Given the recent shift in the company’s business focus, with a concentration on the Power and Energy Group and away from the Performance Materials and Life Sciences Groups (as reflected in your most recent 10-Q for the period ended March 31, 2009), please ensure that your liquidity discussion also addresses the impact that the new business strategy will have on your sources and uses of cash, by providing among other things, a detailed analysis of the material factors underlying management’s decision regarding this change in strategy.

Please address this comment in future MD&A disclosure.

In response to comments numbered 6 through 10, a revised Liquidity and Capital Resources disclosure is presented below referencing our results through March 31, 2009.

“Historically, we have financed operations primarily through the issuance of equity securities (common shares, convertible notes, stock options and warrants) and by the issuance of debt.  Consistent with past practice, we expect that this type of financing will continue to provide us with the working capital required until order volume increases.  If order volume fails to increase as anticpated, based on forecasted revenues for current contracts and those in the final negotiation stages, at our 2009 average net cash burn rate of $2.2 million per month, capital for approximately 12 months is available excluding any new business.  Under this scenario, if no customer orders are received by late 2009, purchases of raw materials would be discontinued and other measures to conserve cash would be implemented as necessary to extend cash availability.  As we project forward for the next 24 months, if sales volume growth is slow and steady, we will most likely need to raise additional capital to increase our capacity in order to supply that demand in mid to late 2010.  On the other hand, if volume growth is relatively fast as the global economy starts to improve, we will need to raise additional capacity expansion capital earlier in order to fulfill the higher demand.  Since we are in the process of commercializing our products in newly emerging markets and our growth estimates may vary based on the economic recovery, our historical cash flows are not a good indicator of our future requirements.

We evaluate our capital needs and the availability of capital on an ongoing basis and, consistent with past practice, expect to seek to raise capital when and on such terms as we deem appropriate based upon our assessment of our current liquidity, capital needs and the availability of capital.  Given that we are not yet in a positive cash flow or earnings position, the options available to us are fewer than to a positive cash flow company.  Specifically, we would not generally qualify for long-term institutional debt financing.  We do not have any commitments from any party to provide required capital and may, or may not, be able to obtain such capital on reasonable terms.  Consistent with past practice we expect to raise additional capital through the sale of common shares, convertible notes, stock options, and warrants.  We do not expect the current difficult economic environment to preclude our ability to raise capital, but the overall cost to the Company of doing so will most likely be higher.

We have a single note payable in the original principal amount of $3 million that does not contain any restrictive covenants with respect to the issuance of additional debt or equity securities by Altair.  The note is secured by a first lien on our building and does not contain or require compliance with any financial debt covenants.  The first four payments of $600,000 of principal plus accrued interest were due and paid on February 8, 2006, 2007, 2008 and 2009.  The total outstanding note payable balance is $600,000.  The final payment of principal and interest is due on February 8, 2010.

Our cash and short-term investments decreased by $6.1 million, from $28.1 million at December 31, 2008 to $21.9 million at March 31, 2009, due primarily to net cash used in operations (approximately $5.3 million), purchases of property and equipment ($253,000) and payment of notes payable ($652,000).  As we move into the second half of 2009 we expect to build up our inventory in anticipation of sales later in the year and a recognition of the lengthy manufacturing cycle of four to six months to produce our large battery systems.  Depending on the time lag between the initial inventory buildup and the actual sales our cash balance will be negatively impacted.  Since actual production volumes are still being determined, an estimate of anticipated inventory purchases through December 31, 2009 is not available.  Liquidity will be a consideration in our final determination of production volumes.

Our objective is to manage cash expenditures in a manner consistent with rapid product development that leads to the generation of revenues in the shortest possible time.  The shift in focus to the Power and Energy Group and reduction in resources committed to our other business units has allowed us to re-direct funding to our battery development and commercialization activities, which are anticipated to be higher margin with a shorter cycle to commercialization than our performance materials and pharmaceutical candidates.  In making this determination, management utilized the expected number of years to convert opportunities to revenue within each segment as a key indicator with one to two years representing an acceptable time frame.

At this time our sales volume is low and we are averaging a monthly cash burn of $2.2 million.  We anticipate closing significant sales by late 2009 and have begun ramping up production of inventory in anticipation.  These events are expected to place a greater burden on cash flow in the near term, but to move us closer to cash flow break-even as we start delivering on these expected orders, thereby expanding our options for external financing to sustain our growth in the longer-term.”

Results of Operations, page 39

11.
Please enhance your disclosure in future filings to also discuss the business reasons for the changes between periods in revenues and loss from operations of each of your segments.  In doing this, please disclose the amount of each significant change in line items between periods and the business reasons for it.  In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item.  Please show us in your supplemental response what the revisions will look like.  See Item 303(a)(3) of Regulation S-K.

In response, a supplemental table has been added to break out the Statement of Operations by segment and an example of the revised disclosure based on the first quarter ending March 31, 2009 is presented on the following page:

Results of Operations

The following table sets forth certain selected, unaudited, condensed consolidated financial data for the period indicated.

In thousands of dollars
ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in United States Dollars)
(Unaudited)
	Power and Energy Group		All Other		Corporate			Consolidated
	Three Months Ended		Three Months Ended		Three Months Ended			Three Months Ended
	March 31,		March 31,		March 31,			March 31,
	2009	2008	2009	2008	2009	2008		2009	2008
Revenues
Product sales	$137	$114	$54	$50	$-		$-	$191	$164
Commercial collaborations	699	9	-	512	-		-	699	521
Contracts and grants	13	207	-	178	-		-	13	385
Total revenues	849	330	54	740	-		-	903	1,070
Operating expenses
Cost of sales - product	166	51	19	7	-		-	185	58
Research and development	2,385	3,491	71	987	573		781	3,029	5,259
Sales and marketing	91	-	1	-	519		666	611	666
General and administrative	187	104	2	-	2,627		3,159	2,816	3,263
Depreciation and amortization	357	265	333	272	44		37	734	574
Total operating expenses	3,186	3,911	426	1,266	3,763		4,643	7,375	9,820
Loss from operations	(2,337)	(3,581)	(372)	(526)	(3,763)		(4,643)	(6,472)	(8,750)
Other (expense) income
Interest expense	(2)	-	-	-	(17)		(27)	(19)	(27)
Interest income	-	-	-	-	71		382	71	382
Realized loss on investment	-	-	-	-	(18)		-	(18)	-
Loss on foreign exchange	-	-	-	-	(4)		(2)	(4)	(2)
Total other income, net	(2)	-	-	-	32		353	30	353

Net loss	(2,339)	(3,581)	(372)	(526)	(3,731)		(4,290)	(6,442)	(8,397)

Less: Noncontrolling interests' share	-	-	56	109	-		-	56	109

Net Loss	$(2, 339)	$(3,581)	$(316)	$(417)	$(3, 731)	$	(4,290)	$(6,386)	$(8,288)

Three Months Ended March 31, 2009 Compared to Three Months Ended March 31, 2008

Net Loss

The net loss for the quarter ended March 31, 2009 totaled $6.4 million ($0.07 per share) compared to a net loss of $8.3 million ($0.10 per share) in the first quarter of 2008.

Power and Energy Group net loss for the quarter ended March 31, 2009 was $2.3 million compared to a net loss of $3.6 million in the same quarter of 2008.  This decrease is primarily due to the completion of grant work in 2008.

The net loss of corporate for the quarter ended March 31, 2009 was $3.7 million compared to a net loss of $4.3 million in the same quarter of 2008.  This decrease is primarily related to the separation expenses related to our former President and Chief Executive Officer that were incurred in February 2008.

Revenues

Total revenues for the quarter ended March 31, 2009 were $903,000 compared to $1.1 million for the same period of 2008.

Power and Energy Group revenue for the quarter ended March 31, 2009 was $849,000 compared to $330,000 for the same period of 2008.  This increase is attributable to commercial collaboration projects with BAE Systems Science & Technology Inc and BAE Systems Marine Limited.

Revenue of All Other operations for the quarter ended March 31, 2009 was $54,000 compared to $740,000 for the same period of 2008.  This decrease is due to the shift in focus out of Life Sciences and Performance Materials commercial collaborations and the completion of grant work with the Department of Energy in 2008.

Operating Expenses

Total cost of sales – product increased by $127,000, from $58,000 compared to $185,000 in the same quarter of 2009.  This change is driven by a shift from sales of the more profitable prototype cells and modules in the first quarter of 2008 to less profitable lithium Titanate powder in the same quarter of 2009.  The major drivers behind this shift are a reduced order volume due to the general economic environment and the decisions of many of our customers to try and qualify for money from the government under the American Recovery and Reinvestment Act of 2009 before spending their own capital.

Total research and development expense decreased by $2.2 million from $5.3 million in the first quarter of 2008 to $3.0 million in the same quarter of 2009.  Power and Energy Group costs decreased $1.1 million associated with the completion of grant work in 2008.  Research and development costs for All Other operations decreased by $916,000 attributable to a shift in focus and realignment of resources from Life Sciences and Performance Materials to the battery production arena.  The Corporate segment research and development expenses primarily reflect the personnel and operating costs associated with our science and technology group which supports the Company’s overall research and development efforts.  This expense decreased by $208,000 due to lower headcount.

Corporate general and administrative expenses decreased by $532,000, from $3.2 million in the first quarter of 2008 to $2.6 million in the same quarter of 2009.  This decrease is primarily related to the separation expenses related to our former President and Chief Executive Officer that were incurred in February 2008.

Total depreciation and amortization increased by $160,000, from $574,000 in the first quarter of 2008 to $734,000 in the same quarter of 2009.  The increase in depreciation reflects the addition of approximately $1.4 million of production equipment and facility improvements from April 1, 2008 through March 31, 2009.

Other Income and Expense

Interest income decreased by $311,000, from $382,000 in the first quarter 2008 to $71,000 in the same quarter of 2009.  On average, a higher average level of cash during 2008 than in 2009 and lower interest rates in 2009 drove this reduction.

Item 9A – Controls and Procedures, page 43

12.
We note you disclosure that your certifying officers concluded that your disclosure controls and procedures were effective “in ensuring that information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods required by governing rules and forms.”  This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d – 15(e) under the Exchange Act.  As described, however, the evaluation does not fully conform to the definition in those rules.  Specifically, the description does not indicate that your disclosure controls and procedures are effective to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosures.  Please confirm this to us and revise accordingly in future filings.  Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.  Please also address this comment in your future quarterly reports.

We confirm that our disclosure controls and procedures are (and were for the period covered by your comments) effective to ensure that information is accumulated and communicated to management, including the principal executive officer and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.  In our future annual and quarterly reports, we expect to use the following format to describe the effectiveness of our controls and procedures:

“Based on their evaluation as of December 31, 2008, which is the end of the period covered by this annual report on Form 10-K, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) of the Exhange Act) are effective, based upon an evaluation of those controls and procedures required by  paragraph (b) of Rule 13a-15 or Rule 15d-15 of the Exchange Act.”

Item 15 – Exhibits, Financial Statement Schedules and Reports on Form 8-K, page 45

13.
You disclose that all schedules have been omitted because they are not applicable.  Please tell us where you have provided the disclosures required by Schedule II related to your allowance for doubtful accounts or revise your disclosure in future filings accordingly.  Presenting only the allowance as of each balance sheet date related to accounts receivable would not appear to meet this requirement, as the activity between periods in the allowance account would not have been disclosed.  Please note these disclosures are required for all periods presented.

The additional information relating to the allowance for doubtful accounts as noted in the comment will be disclosed in our footnotes to the financial statements in future filings for all periods presented.

14.
We note that the confidential treatment for Exhibits 10.37 and 10.38, respectively has expired or is about to expire.  Please ensure that you file the unredacted version of these two exhibits in your future filings.

Management acknowledges that the confidential treatment for Exhibits 10.37 and 10.38 has expired or is about to expire and will proceed accordingly.

15.	It appears that you have not filed all of the exhibits to the Installment Note dated August 8, 2002 (Exhibit 10.6). Please advise.

Management has reviewed the Installment Note Dated August 8, 2002 (exhibit 10.6) and the Installment Note does not cite any exhibits within the Installment Note itself.  Management did note the Installment Note states in the first sentence of its second paragraph "This note is secured by a deed of trust, security agreement and fixture filing with assignment of rents (the "Deed of Trust") of even date herewith executed by Maker in favor of Holder and covering the real property located in the County of Washoe, Nevada (the "Property").”  Management in its research further noted the Deed of Trust was filed with the SEC along with the Installment Note on February 7, 2003 as an exhibit in the Company's filing of Amendment No. 1 to Registration Statement on Form S-2, File No. 333-102592.  Management believes all existing components of this agreement have been filed.

Item 8 – Financial Statements and Supplementary Data

Note 4 – Fair Value Measurements, page F-15

16.
Please help us understand how you have met the disclosure requirements set forth in paragraphs 32(c) and (d) of SFAS 157 regarding the fair value measurements using significant unobservable inputs.  Please revise in future filings or advise.  Please show us in your supplemental response what the revisions will look like.

The following revised Fair Value Footnote based on the First Quarter ending March 31, 2009 includes the additional disclosure regarding assets that are valued utilizing Level 3 inputs:

“The activity relating to assets valued on a recurring basis utilizing Level 3 inputs for the three months ended March 31, 2009 and March 31, 2008 is summarized below:

In thousands of dollars

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

	Auction rate corporate notes	Auction rate corporate notes
	2009	2008
Beginning Balance, January 1st	$2,816	$3,912
Total gains or losses (realized/unrealized)
Included in earnings	-	-
Included in other comprehensive income	50	(780)
Purchases, issuances, and settlements	-	-
Transfers in and/or out of Level 3	-	-
Interest adjustment		(8)
Ending Balance, March 31st	$2,866	$3,124

The amount of total gains or losses for the three months ended March 31, 2009 and March 31, 2008 respectively, included in other comprehensive income in Stockholders’ Equity attributable to the change in unrealized gains or (losses) relating to assets still held at the reporting date was $50,000 and ($780,000).  No gains or losses were recorded in revenue for the periods presented.

Financial instruments that trade in less liquid markets with limited pricing information generally include both observable and unobservable inputs.  In instances where observable data is unavailable, we consider the assumptions that market participants would use in valuing the asset.  Such investments are categorized in Level 3 as the inputs generally are not observable.  Our evaluation included consultation with our investment advisors, assessment of the strength of the financial institution paying the interest on these investments, ratings of the underlying collateral, and a probability-weighted discounted cash flow analysis.  Underlying assumptions relating to the probability-weighted discounted cash flow analysis were changed  from March 31, 2008 to March 31, 2009.  In 2008, the Company believed the market would recover and the auction rate notes would be liquidated prior to maturity based on a range of estimated time periods.  In 2009, the Company believes the market will not recover and as such assumes the auction rate notes are held to maturity.

Note 6 – Property, Plant and Equipment, page F-17

17.
You have disclosed here and on the face of the balance sheet that you have property, plant, and equipment not used in operations as of December 31, 2008.  Please enhance your disclosure in future filings to clearly discuss what this relates to and when you anticipate using or disposing of the property, plant and equipment.  Please also disclose whether or not you continue to depreciate these assets and, if not, why not.  Also, address how you determined that this property, plant and equipment was not impaired despite the fact that you are not using it.

Future disclosure regarding the property, plant and equipment will be enhanced to include additional discussion that the assets relate to the AlSher Titania LLC joint venture, the anticipated time frame to make a determination regarding the disposition of these assets, that the assets are still being depreciated, and discuss why this property was not considered impaired.

The AlSher assets are jointly owned with The Sherwin-Williams Company and any asset dispositions must be approved by the AlSher Board of Managers.  The AlSher property, plant and equipment are temporarily idle due in part to the conclusion of the most recent engineering study and pending the Board of Managers’ decision regarding the next phase of development.  We are continuing to depreciate this equipment with no change in estimated life, since it is only temporarily idled.

Note 18 – Business Segment Information, page F-28

18.
Please disclose in future filings the types of amounts included in corporate assets line items for each period presented, and disclose why these amounts were not allocated to your reportable segments.  In addition, please discuss in your segment MD&A in future filings the business reasons for the changes between periods in the corporate expenses line item.  Please show us in your supplemental response what the revisions will look like.

In response, a footnote similar to the example below will be added to the Business Segment Information Note of the Form 10K for the year ended December 31, 2009:

“Corporate assets consist primarily of cash, short term investments, and long-lived assets.  Since none of the business units has reached cash flow break-even, cash funding is provided at the corporate level to the business units.  The long-lived assets primarily consist of the corporate headquarters building, building improvements, and land.  As such, these assets are reported at the corporate level and are not allocated to the business segments.”

Corporate expenses include overall company support costs as follows:  research and development expenses associated primarily with our Science & Technology group; sales and marketing expense; general and administrative expenses; and depreciation & amortization of the Reno headquarters building improvements.

An example of the revised MD&A discussion relating to changes in the corporate expenses is included in the response to comment 11 above.  A reference to the corporate expense discussion included in the Results of Operations section will also be added to the Business Segment Information Note in our future filings.

19.	Please disclose in future filings the amount of assets that are attributed to the United States, as well as attributed to all foreign countries in total. See paragraph 38 of SFAS 131.

The following statement will be added to the Business Segment Information disclosure in future filings:

“All assets are held within the United States with the exception of a cash account having a balance of $______ which is held in Canada.”

Form 10-Q for the Period Ended March 31, 2009

General

20.	Please address the above comments in your interim filings as well, as applicable.

The comments relating to the 2008 Annual Report on Form 10-K (the “10K”) as noted above will be applied to interim filings as applicable.

21.
Please help us understand how you have met the disclosure requirements set forth in paragraph 38(c) of ARB 51, as amended by SFAS 160.  Paragraph 5(d) of SFAS 160 requires this disclosure for each reporting period.  Refer also to Rule 3-04 of Regulation S-K.  Please advise or revise in future filings accordingly.  Please show us in your supplemental response what the revision will look like.

In response, a revised Condensed Consolidated Statements of  Stockholders' Equity and Comprehensive Loss has been included as Attachment I.

22.
It appears that the focus of your business will shift to the Power and Energy Group and that you will no longer pursue any “significant development” in the Performance Materials Group and Life Sciences Group (we note your disclosure at the bottom of page 14).  This shift in stragegy, however, contradicts with your description of your primary business as “developing and commercializing nanomaterial and titanium dioxide pigment technologies”(see second paragraph of the Overview discussion on page of the MD&A disclosure), activities which appear to fall within the Performance Materials Group.  In addition, the majority of the revenues for the period ended March 31, 2009 appears to have been derived from “commercial collaborations” even though it is unclear whether in your income statement these commercial collaborations are reported under the revenues for the Power and Energy Group, the Performance Materials Group or the Life Sciences Group.

•
In future filings, please revise your business disclosure to properly characterize your business operations.  Please ensure that your disclosure provides a rational correlation between your business activities and the revenues generated from these activities.

•
Considering that for the past three fiscal years (including the most recent quarter ending March 31, 2009), a substantial portion of your revenues has been derived from contract research services (as high as 87% for the fiscal year ended December 31, 2008), and revenue from sale of your products has continued to be on the decline despite your commercialization efforts and objectives, please explain with a view toward future disclosure why management considered a shift in strategy with a focus solely on the Power and Energy Group to be in the best interest of the shareholders.  Please ensure to include in your response an explanation of how you have reported the revenues from service contracts (i.e. which reporting segment) to better articulate the reasons for the shift in the company’s strategy.

In future filings our business disclosure will be revised to more clearly characterize our business operations and distinguish business segments.  An example is included below:

Overview

The following discussion summarizes the material changes in our financial condition between December 31, 20__ and “Insert Period End Date” and the material changes in our results of operations and financial condition between the ____-month periods ended “Insert Period End Date” and “Insert Prior Year Period End Date”.  This discussion should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the year ended December 31, 20__.

We are a Canadian corporation, with principal assets and operations in the United States, whose primary business is developing and commercializing nanomaterial technologies. We are organized into two divisions, a Power and Energy Group, and all other operations, which consists of the remaining portions of the previous Life Sciences and Performance Materials groups combined with corporate support.  Management completed a thorough review of operations and strategies during 2008 and determined to focus primarily on the Power and Energy Group.  As a result of this assessment resources devoted to the Performance Materials and Life Sciences Groups were significantly reduced and no new development is being pursued in those areas.

Our research, development, production and marketing efforts are currently directed toward one primary market, the Power and Energy Storage market, with efforts in other areas being directed at supporting existing initiatives rather than developing any new products.  We are still, however, engaged in the following ongoing development and production efforts:

Power and Energy Group
•	The design, development, and production of our nano-lithium Titanate battery cells, batteries, and battery packs as well as related design and test services.
•	The development, production and sale for testing purposes of electrode materials for use in a new class of high performance lithium ion batteries called nano-lithium Titanate batteries.

All Other Operations
•
Continuing support for AlSher Titania, in the development and production of high quality titanium dioxide pigment for use in paint and coatings, and nano titanium dioxide materials for use in a variety of applications including those related to removing contaminants from air and water.  We are currently working with Sherwin-Williams and AlSher to identify and qualify an interested third party to purchase our interest in the AlSher joint venture.

•
Continuing support for co-development of RenaZorb, a test-stage active pharmaceutical ingredient, which is designed to be useful in the treatment of elevated serum phosphate levels in human patients undergoing kidney dialysis.

•	Continuing to identify new customers and explore licensing of our test-stage active pharmaceutical ingredient, designed to be useful in the treatment of companion animals to interested parties.

Although contract research services remain a high percentage of the revenue earned and revenue from product sales has declined, management is still committed to broadening our product mix to include the sale of higher margin lithium ion batteries and packs, particularly in transportation, stationary power, and military applications.  Historically, the business conducted in the Performance Materials segment relied heavily on research and development contracts and grants that did not generate meaningful profit margins.  The path to commercialize Performance Materials overall and particularly in certain segments required significant amounts of upfront investment with no clear path to commercialization.  The length of time to commercialize is also lengthy for the Life Sciences segment products.  As a small company with limited resources, management performed an analysis to determine how to best focus our resources on generating revenue and achieving break-even within the shortest amount of time.  In evaluating the prospects of products within each segment, management utilized the number of years to convert opportunities to revenue as a key indicator with one to two years representing an acceptable time frame.  The analysis performed indicated that a shift to focusing primarily on the Power and Energy Group would be in the best interest to shareholders as the products within this segment had demonstrated performance and competitive advantages, as well as a shorter cycle to commercialization.  This focus will also continue to include contract research services, as well as grants that are targeted to develop our battery technology and ultimately lead to commercialization.  Although research and development contracts have not been profitable, they do provide value to the Company by making funds available to continue the development and demonstration of the unique performance characteristics of our battery technology.  Also refer to the Results of Operations section of this filing for a detailed discussion of revenues and operating expenses by segment.

The current financial markets and general economic environment are substantially weaker at present than they were during the first half of 2008.  New credit availability is severely constrained and those companies producing products for individual consumer use have seen their sales negatively impacted.  Although Altair’s products are targeted primarily at the military and large power producers, our anticipated sales volume has also been negatively impacted.  To further exacerbate the situation, companies that were financially able to make purchases from us have delayed many of their purchase decisions to see if they can first qualify for portions of the money being dispensed under  the American Recovery and Reinvestment Act of 2009.  Based on current statements by representatives of the Department of Energy, announcements of grant winners are expected to be made in the September 2009 timeframe and their hope is to start dispensing the actual grant dollars in late 2009 early 2010 timeframe.

Condensed Consolidated Statements of Stockholders’ Equity and Comprehensive Loss, page 4

23.
Please revise your presentation to separately disclose on the face of this financial statement comprehensive income attributable to Altair Nanotechnologies, Inc. and comprehensive income attributable to noncontrolling interests.  See paragraphs 38(a), A5, B65 and B66 of ARB 51, as amended by SFAS 160.

In response, a revised Condensed Consolidated Statements of  Stockholders' Equity and Comprehensive Loss has been included as Attachment I.

Condensed Consolidated Statements of Cash Flows, page 5

24.
Please begin with net loss instead of net loss attributable to Altair Nanotechnologies, Inc. when reconciling to net cash used in operating activities in future filings.  See paragraphs 28 and 29 of SFAS 95.

For future filings, the Condensed Consolidated Statements of Cash Flows will be revised to start with “Net Loss” and accordingly the line item “Noncontrolling interest in operations” in the Adjustments to reconcile net loss to net cash will be eliminated.

Note 2 – Summary of Significant Accounting Policies, page 7

25.
Given your disclosure here that the collateral was reduced to $1,000 to maintain an open credit line for anticipated future transactions, please tell us and revise your disclosure in future filings to explain why you have presented on the face of your balance sheet restricted cash in the amount of $450,000 instead of $1,000.

The reduction in restricted certificate of deposit to $1,000 did not occur until the certificate of deposit matured in the second quarter of 2009.  As of March 31, 2009, the certificate of deposit was $450,000.  This information will be added to the footnote as applicable for future filings.

Note 9 – Business Segment Information, page 14

26.
You previously disclosed in your Form 10-K that you had three reportable segments:  Performance Materials, Power and Energy Group and Life Sciences.  It appears that each of these three groups represent a separate operating segment as defined in paragraph 10 of SFAS 131.  Please provide us with more information regarding your conclusion that you now have two reportable segments.  If you satisfy the criteria discussed in paragraph 17 of SFAS 131 for aggregation of your operating segments into two reportable segments, please provide us with an analysis supporting this conclusion.  Your analysis should compare the economic characteristics of your aggregated operating segments, including margins.  Please also refer to Questions 7 and 8 of the FASB Staff Implementation Guide for SFAS 131.

In response to changes in our business and shift in primary focus on the Power and Energy group, the following analysis was performed to determine if two reportable segments:  Power and Energy Group and All Other Operations complied with the SFAS 131 criteria for aggregation:

Three Months Ended			Loss From
March 31, 2009	Net Sales		Operations		Assets

Power & Energy Group	$848,645	94%	$2,337,281	36%	$6,800,312	16%
Other:
Life Science					1,713,654	4%
Performance Materials					3,692,840	9%
Combined	53,698	6%	424,098	7%	5,406,494	13%
Corporate	-	0%	3,710,748	57%	29,277,757	71%
Consolidated Total	$902,343	100%	$6,472,127	100%	$41,484,563	100%

The quantitative data was analyzed, revealing that Performance Materials and Life Sciences individually do not meet the thresholds for separate reporting.  Since margins are not yet positive in any given segment, margin data was excluded from consideration in this analysis as it is not a good indicator of the importance or potential of the segments in this stage of our business.

Operating segments may be combined that do not meet the quantitative thresholds to produce a reportable segment only if they share a majority of aggregation criteria.  Both the Performance Materials and Life Science areas produce powders utilizing nano-material technology manufactured in similar processes.  These products have yet to expand beyond a research and development sample production phase.  Sales to date have included sample sales, commercial collaborations, grants and contract development.  Based upon the current direction of the Company, it is anticipated that revenue and asset value for Performance Materials and Life Sciences will comprise a shrinking percentage of the total company going forward.  Additionally, no significant development or commitment of resources is expected to continue for these areas.

Definitive Proxy Statement on Schedule 14A
Filed on April 16, 2009

Directors, page 7

27.
It appears that Mr. Bengtson’s last employement (which ended in October 2006) was with Radica USA Ltd.  Please complete Mr. Bengtson’s business experience for the most recent five years, and to the extent that he is self-employed or retired, so disclose.  Please see Item 401(e) of Regulation S-K.

 The Company confirms that Jon Bengtson’s business experience will be revised in future filings as applicable to more clearly reflect his experience over the relevant five year time frame.

Compensation, Nominating and Governance Committee Interlocks and Insider Participation, page 13

28.
We note your disclosure at the end of the paragraph regarding the factors upon which the board determined the independence of Mr. Al Yousuf as a member of the board, as well as your statement under “Compensation, Nominating and Governance Committee” that each member of the committee is independent under the NASDAQ listing standards.  Please clarify supplementally and in future filings whether you are applying a different standard to Mr. Yousuf, or whether your disclosure is intended to explain why he remains independent under the NASDAQ listing standards despite his transactions with the company.

The final sentence of the Compensation, Nominating and Governance Committee Interlocks and Insider Participation paragraph shall, subject to any change in supporting information, henceforth read as follows:

“The Board of Directors believes that under the NASDQ listing standards Mr. Al Yousuf remains independent despite his previous financing activities and significant shareholdings based upon the specific requirements detailed in NASDAQ Listing Rule 5605.”

Compensation Discussion and Analysis, page 13
Mix of Compensation, page 15

Annual Incentive Bonus, page 16

29.
In future filings please provide a quantitative discussion of the terms of the necessary performance targets to be achieved in order for your named executive officers to earn an annual incentive bonus (i.e. total revenue goal, cash balance target, order backlog and safety OSHA incidence rate).  Include in your discussion a description of the formula used for purposes of determining the potential bonus amount, how the compensation committee calculated the company performance goals and how it measured these goals against actual performance to determine whether or not to pay an annual incentive bonus.

The actual 2009 Bonus and Incentive Plan was filed as Exhibit 10.1 with the Company’s March 31, 2009 Form 10Q filing on May 8, 2009. Portions of the filed 2009 Bonus and Incentive Plan were redacted.  An Application for Confidential Treatment (the “Application”) regarding the filed 2009 Bonus and Incentive Plan (the “Plan”) was then submitted to the SEC on July 23, 2009. The request for confidential treatment was based on management’s belief that portions of the Plan contain confidential commercial, financial and trade secret information within the meaning of 17 CFR § 200.80(b)(4) (“Rule 80”) and that portions of the Plan are therefore eligible for exemption from disclosure. Management believes the premature public disclosure of such information would likely cause substantial harm to the competitive position of the Company.

Specifically, given the early stage of the Company and the limited number of orders, targets for the Plan are set based upon internally projected orders (and certain targets may be based primarily on a single order).  Premature disclosure of these amounts may reveal information on order status, projections and bid amounts to competitors.

Disclosure of the information referred to in the Application was not necessary for the protection of shareholders because all terms of the Plan that are material to an evaluation of the Company by the Company’s shareholders have been or will be disclosed to the public and not kept confidential.  Disclosure of such information would be contrary to the interests of shareholders in the Company because of the likelihood that disclosure would substantially harm the Company’s competitive position.  The Company had limited its request for confidential treatment to include only information that is most sensitive. The same quantitative information and formulas used to generate the Plan and for which confidential treatment was sought, is the same information which is being requested here. Management continues to believe the premature public disclosure of such information would likely cause substantial harm to the competitive position of the Company.

With respect to the proxy statement itself, the Company omitted such information in the reliance of Instruction 4 of Item 402(b) of Regulation S-K.

Long-Term Equity-Based Incentives, page 17

30.
Please explain, with a view toward disclosure in future filings, whether, other than the retention grants, any other long-term equity-based awards were made to the named executive officers during fiscal year 2008.  In this regard, we note that the Grant of Plan-Based Awards table contains awards under Estimated Future Payouts under Equity Incentive Plan Awards that the amounts in this column reflect bonus amounts based on the 2008 annual incentive bonus plan; however your discussion of the bonus plan states that no named executive officer was entitled to a bonus for 2008.  Since these awards are distinguished from the retention grants in the table (column j and footnote (2)), it is unclear what the basis for these awards is, unless they are other long-term equity based incentives that are not discussed in this section.

Management confirms that no long-term equity-based awards were made to the named executive officers during fiscal year 2008, other than the retention grants.  The Grant of Plan-Based Awards table does include disclosure of awards under Estimated Future Payouts under Equity Incentive Plan Awards based on Management’s interpretation that the purpose of these columns is to inform the reader of “potential”, not actual payouts under the annual incentive bonus plan.  Under such plan, a portion of any bonus earned is paid in cash and a portion is paid with stock or stock options.  If this is an appropriate interpretation, this explanation will be added to the table footnotes for future filings.

Retention Grants, page 17

31.
Please disclose in more detail the factors taken in consideration by the compensation committee in determining the number of stock options granted to each named executive officer as retention awards.  Your discussion should provide a comprehensive analysis of the substance of the compensation committee’s decision.

In determining the number of stock options granted to each named executive officer as retention awards, the Compensation, Nominating and Governance Committee (“Compensation Committee”) reviews a detailed analysis of executive compensation prepared by an outside consulting firm for the Company.  The report of equity trends in like-size companies in high-technology was presented by Radford Consulting. The compensation committee used the consultant’s recommendations related to burn rate and annual stock-based compensation as a percentage of market capitalization as factors in determining the share budget for both executives and other employees. In addition, data produced by Equilar (e.g., grant value as a percentage of annual base pay) for the target industry group was also used to determine the level of grants for the CEO and other executive officers. The determination to issue retention awards is at the sole discretion of the Compensation Committee and such awards are not earned by the executive officers in connection with the incentive bonus plan.  Final grant values, based on a Black-Scholes value on the date of the grant, were approved at the Jan. 3, 2008 meeting of the Compensation Committee.

32.
There appear to be several inconsistencies between the disclosure in this section and the numbers of shares and vesting schedule for the retention grants as reflected in the Grant of Plan-Based Awards Table.  For example, it is not clear where Mr. Copeland’s options to acquire 275,000 shares appear in the table, or the options for the full 500,000 shares granted to the other named executive officers who are still employed by the company.  Also, it is not clear whether the options vest 25% annually or 33% annually.  Please explain supplementally, and include disclosure that reconciles the relevant amounts in future filings.

Based on the Company’s interpretation of the Grant of Plan-Based Awards table, the grants in column (j) reflect those actually made in 2008.  The retention grants made in January 2009 relating to Terry Copeland and the other named executive officers are not included in this table in column (j) since they were issued in 2009.  The retention grants made in January 2009 do vest 25% annually.  Retention grants have not been included in the “Estimated Future Payouts Under Equity Incentive Plan Awards” column of the Grant of Plan-Based Awards table since they do not represent options that are accrued or earned under the annual incentive bonus plan or otherwise during 2008.  Retention grants are awarded at the Compensation Committee’s discretion and may not always be awarded annually based on their determination.  Please refer to related discussion in our response to comment 31.

The Company confirms that the options included in column (j) of the Grant of Plan-Based Awards table dated1/15/08 were issued in 2008 and vest 33% annually.

Compensation Adjustment, page 18

33.
We note in your disclosure about compensation committee’s authority to increase or decrease executive compensation.  In accordance with Item 402(b)(2)(vi) of Regulation S-K please expand your disclosure to identify, among other things, any particular exercise of discretion in adjusting executive pay.

During 2008, the Compensation Committee did not exercise its discretion to adjust any executive’s pay from that anticipated by applicable performance goals and any plans.  If and as such situations arise, disclosure will be made in accordance with Item 402(b)(2)(vi) of Regulation S-K.

Termination and Change-of-Control Agreements, page 18

34.
Please confirm that termination of any of the named executive officers’ employment, other than for cause, would not result in an acceleration of vesting of any unvested options held by these executives.  Otherwise, please include appropriate disclosure related to the acceleration of vesting of options grants in connection with the various terminating events.

Management will add the following disclosure related to the acceleration of vesting of option grants in connection with the various terminating events:

“In the case of a Change of Control Event the officers’ otherwise unvested equity awards will, unless otherwise requested by officer in writing, immediately vest as of the effective date of the Change of Control Event.  A “Change of Control Event” means (a) any capital reorganization, reclassification of the capital stock of the Corporation, consolidation or merger of the Corporation with another corporation in which the Corporation is not the survivor (other than a transaction effective solely for the purpose of changing the jurisdiction of incorporation of the Corporation), (b) the sale, transfer or other disposition of all or substantially all of  the Corporation’s assets to another entity, (c) the acquisition by a single person (or two or more persons acting as a group, as a group is defined for purposes of Section 13(d)(3) under the Securities Exchange Act of 1934, as amended) of more than 40% of the outstanding common shares of the Corporation.”

Compensation of Directors, page 27

35.
We note your tabular and footnote disclosure about the stock grants and options awards granted to the company’s directors; however, it remains unclear whether any equity grants were made to the directors in 2008 and how the actual amount of the stock award or the option award, as the case may be, was determined for each director.  Please explain the compensation committee’s policy regarding grants of equity awards to non-employee directors.

In the future, the Company will describe in text, or in a separate table, the number of new options or stock grants and how it was determined.  For example, for 2008, it would read:

“(4)  Grants of restricted stock were made to the directors in June 2008 as follows:  26,066 shares each were granted to Michel Bazinet, Jon Bengtson, George Hartman, and Robert Hemphill; 36,667 shares were granted to Pierre Lortie; and 28,815 shares were granted to Robert G. van Schoonenberg.”

A description of the compensation committee’s policy regarding grants of equity awards to non-employee directors follows:

“In order to compare compensation for the Company’s non-employee Directors, we have studied the “industry” group of biotech & biopharma and chemicals with annual revenues under $100-million and current market caps of $200-mil to $750-mil. All data are produced by Equilar, an independent company which is the market leader for benchmarking executive and board compensation. We have used the Equilar results to determine both the annual cash retainer and equity grant based on the median amounts paid by our peer groups for a non-employee Director. Compensation will be prorated if the director has not served for the full year prior to the compensation review. After the Compensation Committee determines the amount of the equity portion of the annual compensation, the Director’s may elect to receive either stock options or restricted stock.  The grants are made on June 15th of each year.”

Altair confirms its acknowledgement that:  1)  the Company is responsible for the adequacy and accuracy of the disclosure in their filings; and 2)  Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and 3)  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, feel free to call me at (775) 858-3750 or our outside counsel, Bryan T. Allen at (801) 257-7963.

Sincerely, /s/ John Fallini John Fallini Chief Financial Officer

CC:  Jeff Clair, Perry-Smith LLP

ATTACHMENT I

ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS
(Expressed in thousands of United States Dollars, except shares and per share amounts)
(Unaudited)

	Altairnano, Inc. Shareholders
					Accumulated	Non-	Accumulated
					Other	controlling	Other
			Additional		Compre-	Interest	Compre-
	Common Stock		Paid In	Accumulated	hensive	In	hensive
	Shares	Amount	Capital	Deficit	Loss	Subsidiary	Loss	Total
Balance, January 1, 2008	84,068,377	$163,780	$5,490	$(111,824)	$(485)	$1,369	$-	$58,330
Comprehensive loss:
Net loss	-	-	-	(8,288)	-	(108)	-	(9,396)
Other comprehensive income
net of taxes of $0	-	-	-	-	(826)	-	-	(826)
Comprehensive loss								(9,114)
Share-based compensation	193,713	1,074	(581)	-	-	-	-	493
Exercise of stock options	214,211	397	-	-	-	-	-	397
Exercise of warrants	26,275	26	-	-	-	-	-	26
Balance, March 31, 2008	84,502,576	$165,277	$4,909	$(120,112)	$(1,311)	$1,261	$-	$50,024

Balance, January 1, 2009	93,143,271	$180,105	$5,378	$(140,892)	$(1,873)	$1,098	$-	$43,816
Comprehensive loss:
Net loss	-	-	-	(6,385)	-	(56)	-	(6,441)
Other comprehensive income
net of taxes of $0	-	-	-	-	118	-	-	118
Comprehensive loss								(6,323)
Issuance of restricted stock	10,000	-	-	-	-	-	-	-
Share-based compensation	-	22	236	-	-	-	-	258
Balance, March 31, 2009	93,153,271	$180,127	$5,614	$(147,277)	$(1,755)	$1,042	$-	$37,751

See notes to the unaudited condensed consolidated financial statements.